UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

EMPIRE PETROLEUM CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

030910 20 2

(CUSIP Number)

Michael Morrisett
Empire Petroleum Corporation
2651 E 21st Street, Suite 310
Tulsa, OK 74114
(539-444-8002)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

December 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ⁯

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 030910 20 2	13D	Page 2 of 4 pages

1	NAMES OF REPORTING PERSONS
Thomas Pritchard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
500,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
500,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
500,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.47%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP NO. 030910 20 2	13D	Page 3 of 4 pages

ITEM 1.  SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share ("Common Stock"), of Empire Petroleum Corporation (the "Company").

 The address of the Company's principal executive office is 2651 E 21st Street, Suite 310, Tulsa, OK 74114.

ITEM 2.  IDENTITY AND BACKGROUND

The residence address of Mr. Pritchard is 15798 Spyglass Hill Loop, Gainesville, VA 20155.

Mr. Pritchard has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

Mr. Pritchard has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Pritchard is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 1, 2017, as compensation for serving as the Company's Chief Executive Officer, the Company granted Mr. Pritchard a warrant to purchase 500,000 shares of the Company's Common Stock at an exercise price of $0.25 per share, which is immediately exercisable and expires December 31, 2021.

ITEM 4.  PURPOSE OF TRANSACTION

Mr. Pritchard acquired and owns the shares of the Company's Common Stock, as described herein, for investment purposes.

Mr. Pritchard does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	Mr. Pritchard is the beneficial owner of 500,000 shares of Common Stock and 5.47% of the total issued and outstanding shares of Common Stock.

(b)	The responses of Mr. Pritchard to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

CUSIP NO. 030910 20 2	13D	Page 4 of 4 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2017	/s/ Thomas Pritchard
Thomas Pritchard